

April 9, 2009

Mr. Leonard Stillman
Interim Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 16, 2008**
> **Response letter filed March 6, 2009**
> **File No. 1-33034**

Dear Mr. Stillman:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Marketing and Sales to Major Customers, page 8

1.   We note your response to prior comment 1. Please revise your disclosure to describe the material terms of your supply arrangement with Euro-Asian Oil.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.   We note your response to prior comment 2. Please expand the proposed disclosure to specify the amounts of environmental payments paid for the years ended March 31, 2008 and March 31, 2007.

Exhibits, page 69

3.   We note your response to our prior comment 13. Please supplementally provide us with your amended exhibit index. We note that the index should include the document that evinces your supply arrangement with Euro-Asian Oil, your main customer.

Financial Statements

Note 14 – Share and Additional Paid In Capital

Common Stock Grants, page F-29

4.   We note your response to prior comment 21 in our letter dated February 12, 2009. Please explain to us further why you believe that it is appropriate to include shares that are contingently issuable in your calculation of basic earnings per share ("EPS"). SFAS 128, paragraph 10, states that contingently issuable shares shall be considered outstanding and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied.   Thus it appears that prior to the anticipated vesting requirement being met in July 2009, the shares would be included in diluted EPS only. We note your consideration of the fact that recipients have voting rights and can participate as stockholders. Please provide the authoritative guidance you relied upon to support your inclusion of these shares in the basic EPS calculation based upon these criteria.

Note 21 – Significant Fourth Quarter Adjustments, page F-39

5.   Your response to prior comment number 22 indicates that you had a change in estimate during the fourth quarter of fiscal year 2008 was primarily caused by a change in tax laws and regulations. Please address the following additional comments with respect to your response:

*   Clarify when the tax laws changed which allowed you to offset taxable income with capital expenditures. Specify the date the date law was enacted and how you determined that you revised your tax rate in the appropriate quarter pursuant to paragraph 8 of FASB Interpretation No. 18 ("FIN 18").
*   Explain how estimating your effective tax rate based on the prior year rate complies with paragraphs 7 through 9 of FIN 18.
*   Explain the impact that that the change in the tax law had on your effective rate. Explain the other causes for the change in your effective tax rate; that is, please clarify any other adjustments that you recorded in the fourth quarter of fiscal year 2008 that impacted your income tax expense for the year.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3745 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director